NEWS RELEASE

ALDA secures option to acquire new pharmaceutical products

October 19, 2012 - Vancouver, British Columbia, Canada: Pharmaceuticals Corp. (the “Company” or “ALDA”) has entered into a binding Memorandum of Understanding that grants ALDA an option to acquire a number of new pharmaceutical products (“the Products”) from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. The Products include:

a.

Novel, patentable, compounds for the treatment of:

i.

Melanoma and other forms of skin cancer and ii.

Alzheimer’s.

b.   A non-prescription, proprietary opiate addiction treatment product, which has been endorsed by the World Health Organization (WHO) and registered as a pharmaceutical in China, Cambodia, Thailand, Myanmar and successfully used in these countries to treat opiate-addicted patients.

c. A new, patented TB drug, which has already been registered and used as a drug in Ukraine for the treatment of

Tuberculosis and multi-drug resistant TB.

d.   The generic chemotherapy compounds, paclitaxel and docetaxel,

e.

Octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641 and f.

Any other products that Canagen wishes to include in the Option.

Under the terms of the Memorandum of Understanding, ALDA will have the right to undertake due diligence on the Products in order to validate any claims of efficacy, evaluate their market potential and estimate the costs to bring them to market. ALDA will have a Right of First Refusal to match the terms offered by any third party for any of the Products.

The Company and Canagen will use their best efforts to complete a definitive option agreement by November 15, 2012. The acquisition of any of the Products will be subject to the policies of the TSX Venture Exchange.

Dr. Terrance Owen, President & CEO, states, “Having broadened the Company’s pharmaceutical business into the market for OTC pharmaceuticals, with the development of T36®   Hydrocortisone Ointment and the acquisition of Pedia-Safe® Polyvitamin Drops and FerroHeme®, this option on a variety of pharmaceutical, OTC and natural health products developed by Canagen provides ALDA the immediate, least-cost, opportunity to enter the growing and profitable markets for generic and OTC pharmaceuticals. Developing the Chinese and Indian markets for our existing T36®   products and developing a host of T36® therapeutic products also remains a goal of the Company as we move forward with our plans to restructure ALDA and generate revenues from these unique, high-margin, competitive products into the market”

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward- looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.